Exhibit 99.1

Media Release

September 19, 2016

TELUS closes U.S.$600 million debt offering

Vancouver, B.C. — TELUS announced today it has successfully closed its previously announced offering totaling U.S.$600 million of senior unsecured 2.80 per cent 10-year notes, maturing on February 16, 2027. The notes were offered through a syndicate of underwriters led by Merrill Lynch, Pierce, Fenner & Smith Incorporated, RBC Capital Markets, LLC, Wells Fargo Securities, LLC and TD Securities (USA) LLC.

“Through this successful U.S. debt offering, TELUS further lowered its weighted average cost of long-term borrowing from 4.32 per cent to 4.23 per cent,” said Doug French, TELUS Executive Vice-President and CFO. “Combined with our average long-term debt maturity of 10.7 years, TELUS continues to maintain a strong, investment grade balance sheet to ensure it can continue to execute against its consistent long-term strategy focused on data and wireless.”

The net proceeds will be used to repay approximately U.S.$453 million of outstanding commercial paper and for general corporate purposes.

TELUS has fully hedged the principal and interest obligations of notes against fluctuations in the Canadian dollar foreign exchange rate for the entire term of the notes.

The offering was made pursuant to a prospectus supplement dated September 14, 2016 to TELUS’ amended and restated short form base shelf prospectus dated August 30, 2016 filed with securities regulatory authorities in Canada and the United States.

This media release does not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities being offered have not been approved or disapproved by any Canadian or United States securities regulatory authority, nor has any authority passed upon the accuracy or adequacy of the amended and restated short form base shelf prospectus or the prospectus supplement.

About TELUS

TELUS (TSX: T, NYSE: TU) is Canada’s fastest-growing national telecommunications company, with $12.6 billion of annual revenue and 12.5 million customer connections, including 8.4 million wireless subscribers, 1.6 million high-speed Internet subscribers, 1.4 million residential network access lines and 1.0 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment and video, and is Canada’s largest healthcare IT provider.

For more information about TELUS, please visit telus.com.

For more information, please contact:

Ian McMillan

TELUS Investor Relations

(604) 695-4539

ir@TELUS.com

Shawn Hall

TELUS Media Relations

(604) 695-6500

Shawn.Hall@TELUS.com